Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended June 30, 2019 of DHX Media Ltd. of our report dated September 23, 2019, relating to the consolidated financial statements which appear in the Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1, which is incorporated by reference in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Halifax, Nova Scotia, Canada

September 23, 2019